UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING                SEC FILE NUMBER

                                                       000-22611
                                                       ---------

                                                     CUSIP NUMBER

                                                      20476A 10 0
                                                      -----------

(Check One):   [ ] Form 10-K and Form 10-KSB   [ ] Form 11-K     [ ] Form 20-F
               [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

         For Period Ended:    June 30, 2000
                            ---------------

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -------------------------------------

  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


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                         PART I - REGISTRANT INFORMATION

                                MYTURN.COM, INC.
                                ----------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                           1080 Marina Village Parkway
                          ----------------------------
            Address of Principal Executive Office (Street and Number)

                                Alameda, CA 94501
                                -----------------
                            City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]    (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]    (b)    The  subject  annual  report,  semi-annual  report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,  will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before  the fifth  calendar day following the prescribed due date; and
[   ]    (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company was unable to complete and file its Quarterly Report on Form 10-QSB for the period ended June 30, 2000 within the prescribed period because of the need to resolve certain issues relating to the subscription for Preferred Stock by the Chairman of the Board and Interim Chief Executive Officer during, and subsequent to the end of, the second quarter of 2000 in order to complete the disclosure in the Quarterly Report.



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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Michael Fuchs                               (212)               583-7010
-------------------------------------------------------------------------------
   (Name)                                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed?  If answer is no, identify report(s).  [ X  ] Yes     [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?             [ X ] Yes   [   ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         For the three month period ended June 30, 2000, revenues from continuing operations were $40,564 which consisted primarily of interest income in the amount of $34,056 compared to revenues of $81,200 for the three months ended June 30, 1999, which consisted primarily of interest income of $41,002 and internet subscription fees in excess of cost of $26,271.

         Costs and expenses increased $44,880,024 for the three months ended June 30, 2000 from the same period in 1999. The increase was primarily attributable to various non-cash earnings charges.

         The Company's consolidated loss from continuing operations for the three months ended June 30, 2000 was $45,281,493, compared to loss form continuing operations of $2,762,902 for the same period in 1999. This is primarily attributable to the increase in costs and expenses from 1999 to 2000 resulting from various non-cash earnings charges.

         For the three months ended June 30, 2000, the Company incurred a net loss of $45,281,493, or a $4.40 loss per basic share as compared to a net loss of $2,762,902, or a $0.72 loss per basic share for the same period in 1999. Net loss per diluted share was the same as net loss per basic share for each of the respective years as the effect of including potentially dilutive securities in the computation of earnings per share is anti-dilutive. This increase in loss is the result of the increase in costs and expenses of $44,880,024 for the three month period ended June 30, 3000 as compared to the same period in 1999, resulting primarily from various non-cash earnings charges.



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                                MYTURN.COM, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date August 15, 2000                    By: /s/ Paul K. Danner
     ---------------                       ----------------------------------
                                           Paul K. Danner, Executive Vice
                                           President, Office of the President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


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